EXHIBIT 9(a)(11)

            FRONTIER ADJUSTERS OF AMERICA DECLARES $1.60 DISTRIBUTION


PHOENIX, Arizona, June 15, 1999 - The Board of Directors of Frontier Adjusters of America, Inc. (ASE-FAJ), declared a special distribution of $1.60 per share on the Company's common stock, William J. Rocke, chairman and chief executive officer, announced today. The distribution is payable on July 12, 1999 to shareholders of record on June 25, 1999. This distribution follows the expiration of a tender offer by the Company to buy up to 1,000,000 shares of common stock from existing shareholders at $2.90 per share. The tender offer expired at 9:00 p.m. Pacific Time on June 10, 1999 and resulted in the acceptance for purchase of 971,464 shares of Frontier stock by the Company.

Frontier Adjusters of America, Inc. licenses and franchises independent claims adjusters throughout North America, with more than 670 advertised locations in 50 states, the District of Columbia and Canada. The Company also owns and operates independent insurance adjusting businesses in Arizona and Nevada.

For more information at Frontier, contact:
Laurel Park, Assistant Controller
Phone: (602) 264-1061